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Joseph A. Hall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

April 18, 2014

Re:	Murphy USA Inc. Registration Statement on Form S-4 Filed March 21, 2014 File No. 333-194736 Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 28, 2014 File No. 1-35914

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Ransom:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated April 15, 2014 with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Murphy USA Inc. (the “Company”) on March 21, 2014 and the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”) filed by the Company on February 28, 2014. The Company has authorized us to respond on its behalf, and the Company’s acknowledgment letter is enclosed herewith. For your convenience, we have reproduced the Staff’s comment preceding each response. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Registration Statement on Form S-4

General

1.
At this time, a review remains open for the annual report on Form 10-K for the fiscal year ended December 31, 2013. Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness for this registration

Ms. Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	April 18, 2014

statement until all issues related to the Form 10-K review are resolved. As applicable and considering your registration statement contains the same financial statements as your annual report on Form 10-K, please tell us what consideration you gave to revising your registration statement to address the comments below.

Response: The Company acknowledges that a review remains open for the Annual Report, and understands that the Staff will not be in a position to consider a request for acceleration of effectiveness for the Registration Statement until the Staff’s comments on the Annual Report are resolved. The Company does not believe that any revisions to the Registration Statement are necessary in light of its responses to comments 2 and 3 below.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 50

Note 8 – Long-Term Debt, page F-14

2.
We note your disclosure in Item 5 that the indenture governing the Senior Notes and the credit agreement governing your credit facilities restrict the payment of dividends of any sort. Please tell us your consideration of disclosing these restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free from restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response: The Company believes that its disclosure in Note 8 to the consolidated financial statements on pages F-14 and F-15 of the Annual Report, that the indenture and credit agreement each contain limits on restricted payments, complies with Rule 4-08(e)(1) of Regulation S-X in all material respects. The Company explained on page 28 of the Annual Report that these restricted payment limitations include the declaration or payment of dividends of any sort in respect of its capital stock, and therefore believes that its investors are adequately informed of the nature of the restricted payment limitations disclosed in Note 8 to the consolidated financial statements. Because these limitations are subject to a number of exceptions, some of which are formulaic in nature and depend upon the Company’s financial condition and results of operations at or for given measurement dates or periods, it is not possible for the Company to quantify the amount of retained earnings or net income that is restricted or free of restrictions.

Supplemental Quarterly Information (Unaudited), page F-40

3.
Please tell us your consideration of describing the effect of disposals on segments of the business and unusual or infrequently occurring items recognized in each quarter. Refer to Item 302 of Regulation S-K.

Response: During the fourth quarter of 2013, the Company disposed of a subsidiary (Hankinson Renewable Energy, LLC) which was a part of its Ethanol reporting segment. As discussed in Note 20 to the consolidated financial statements, after the disposition, the Company determined that the remaining activities in the Ethanol segment did not meet the aggregation criteria or significance tests contained in FASB ASC 280, Segment Reporting. Because the Company did not dispose of the entire Ethanol segment in the Hankinson transaction, the Company does not

Ms. Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	3	April 18, 2014

believe disclosure under Item 302(a)(3) of Regulation S-K, which requires disclosure of “the effect of any disposals of segments of a business,” was triggered. (Nor did the Company have any “extraordinary, unusual or infrequently occurring items” in the periods reported that would otherwise warrant disclosure under Item 302 of Regulation S-K.) In any event, the Company believes that the tabular disclosure contained in Note 20, which breaks out Hankinson under the column “Discontinued Operations,” adequately conveys the impact of the Hankinson disposition on its consolidated financial statements.

*           *           *

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4565 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Joseph A. Hall
Joseph A. Hall

Encl.

cc:	Dean Brazier (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	R. Andrew Clyde, President and Chief Executive Officer
John A. Moore, Esq., Senior Vice President, General Counsel and Secretary
Donald R. Smith, Jr., Vice President and Controller

VIA EDGAR
April 18, 2014

Re:	Murphy USA Inc. (the “Company”)
Registration Statement on Form S-4 Filed March 21, 2014 Registration No. 333-194736 Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 28, 2014 File No. 1-35914

Ms. Mara L. Ransom
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Ransom:

In connection with our response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 15, 2014 with respect to the above-mentioned filings by Murphy USA Inc. (the “Company”), the undersigned hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Murphy USA Inc.

By:	/s/ John A. Moore
	Name:	John A. Moore, Esq.
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Joseph A. Hall
Davis Polk & Wardwell LLP
Via facsimile (212) 701-5565